EATON REPORTS SECOND QUARTER 2001 OPERATING EARNINGS
PER SHARE OF 94 CENTS

CLEVELAND... Diversified industrial manufacturer Eaton Corporation (NYSE:ETN) today announced operating earnings per share of 94 cents for the second quarter of 2001, 43 percent below comparable results one year earlier. Sales in the quarter were $1.87 billion, 14 percent below last year. Net income from continuing operations before unusual items was $66 million versus last year's $123 million.

During the quarter, the company recognized charges of $16 million related to the restructuring of its Truck, Fluid Power and Industrial & Commercial Controls segments. It also recorded a one-time corporate charge of $10 million related to a previously announced arbitration award. After all unusual items in both periods, second quarter net income from continuing operations was $49 million compared to $123 million one year ago.

For the first six months of 2001, operating earnings per share were $1.98 on sales of $3.85 billion. Comparable first half 2000 earnings were $3.16 per share, on sales of $4.35 billion.

Alexander M. Cutler, chairman and chief executive officer, said, "After lowering expectations three weeks ago, today we are reporting second quarter earnings near the upper end of the indicated range.

"These are tough times for U.S. manufacturing, and for Eaton. While we remain hopeful that, in aggregate, we are seeing a bottoming in activity levels, we do not anticipate that our North American markets will rebound meaningfully before year-end. In addition, European, Asian and, to a lesser extent, South American markets are beginning to decline in lagged response to the North American weakness.

"In this environment, we continue to focus intently on activities we can control. The benefits of the first quarter restructuring of our Truck business were demonstrated by its break-even performance in the second quarter despite the worst industry conditions in more than a decade, and a further ratcheting down from first quarter activity levels. The acceleration of our remaining restructuring and integration activities in Fluid Power is well underway, and improvements in operating performance should be increasingly evident later this year.

"Despite much lower earnings, we generated $110 million more cash through the first half of this year than one year ago because of good control over working and fixed capital. Our mid-year net debt-to-capital ratio stands near 50 percent compared to 55 percent at the beginning of the year.

"We have already begun to invest the expected $30 million third quarter gains from the sale of non-core businesses in a further reduction in structural costs, principally in our Industrial & Commercial Controls segment, where we expect markets to remain weak into next year.

"Automotive continues to do an excellent job juggling a record level of new platform launches while operating in very difficult markets that, in North America, seem to be showing modest signs of improvement.

"Whatever the near-term economic environment, we remain committed to demonstrating that Eaton can be a premier diversified industrial. As our markets return to more normal operating conditions, our owners, employees and customers will see the full benefits of Eaton's focus and actions reflected in the superior operating performance of this changed enterprise."

Business Segment Results

Second quarter sales of Eaton's largest business segment, Fluid Power, were $656 million, 4 percent below one year earlier. Excluding the impact of three acquisitions made over the past year, comparable sales were off about 8 percent compared to a nearly 19 percent drop in North American fluid power industry shipments. Segment profits before restructuring charges were $60 million, down 24 percent from one year ago.

Said Cutler, "Outside of aerospace, where we continue to expect shipments to be up 10 percent to 15 percent this year, market conditions remain very weak. This is particularly true in North America, where the decline in industry shipments has greatly exceeded that of relatively stagnant end markets for mobile and industrial hydraulics. This severe inventory liquidation by dealers and OEMs shows some signs of abating but we anticipate that end markets will remain weak throughout the remainder of 2001.

"The acceleration of our restructuring and integration activities in Fluid Power is progressing rapidly. We are creating one seamless business that is more customer oriented and cost effective. Nearly 400 positions were eliminated by mid-year, with the balance of the program to be completed by the end of this quarter."

Second quarter Industrial & Commercial Controls sales were $564 million, down almost 7 percent from last year. Excluding divestitures, sales were off about 4 percent compared to a 5 percent decline in North American markets. Segment profits were $53 million before charges, off 18 percent from one year ago.

"This segment experienced a considerable market weakening in the second quarter," said Cutler, "particularly in the more profitable distributor channel, where inventories are being sharply reduced, and in industrial controls, where industry shipments were off more than 18 percent from last year. Electrical distribution markets, more closely tied to long-cycle construction projects, have held up better, but are now off 2 percent year to year, and expected to remain weak into

"As indicated earlier, we are aggressively addressing structural costs in this business. In the second quarter, we recognized $4 million in restructuring costs and we anticipate spending about another $20 million in the current quarter."

Second quarter Automotive segment sales of $391 million were 1 percent below year ago levels excluding sales of the divested Vehicle Switch and Electronics Division, which are now reported in Divested Operations. This compares to a 10 percent decline in NAFTA automotive output, flat European production, and a 20 percent increase in South America. Segment profits of $55 million were down 13 percent from one year ago.

Said Cutler, "The Automotive segment had an excellent quarter considering still very difficult North American operating conditions and gradually weakening European markets. We are significantly outpacing industry sales trends because of penetration and market share gains. We are also managing a record level of new product launches for model years 2002 - 2004, which are increasing current engineering and R&D costs but also give us confidence that the fine performance of this business will continue in the years ahead."

Truck segment sales of $260 million were 36 percent below last year's second quarter. NAFTA Class 8 truck production during the period was down 47 percent, NAFTA medium duty trucks were off 34 percent, European truck output was off 4 percent and South American commercial vehicle production was down 15 percent. Before restructuring charges, the segment operated at breakeven compared to operating profits of $52 million one year ago.

Said Cutler, "We are clearly seeing the benefits of our restructuring in the operating performance of this business. Market conditions in the NAFTA region remain extraordinarily depressed. Second quarter sales were $21 million lower than depressed first quarter sales, but the business remained at breakeven. We have completed the European medium truck business restructuring and will effectively finish restructuring our European heavy truck unit this quarter.

"A year of severe production declines has eliminated much of the industry-wide glut of new trucks in NAFTA, though stocks of good used trucks remain excessive and will continue to depress production through year-end. The impact of lower diesel fuel prices, easier credit conditions and more stable freight demand should also begin to improve market conditions as we move into 2002.

Our worldwide business is now sized and structured to take full advantage of any upturn."

During the quarter, Eaton acquired the commercial clutch manufacturing assets of Transmisiones TSP, S.A. de C.V., for an undisclosed amount.

Eaton Corporation is a global $8 billion diversified industrial manufacturer that is a leader in fluid power systems, electrical power quality, distribution and control, automotive engine air management and fuel economy, and intelligent truck systems for fuel economy and safety. Eaton's 54,000 employees work in 29 countries on six continents. For more information, visit www.eaton.com

Notice of Conference Call: Eaton's conference call to discuss its second quarter results is available to all interested parties via live audio webcast at 10 a.m. EST, on Eaton's Investor Relations website at http://www.shareholder.com/etn/.

This news release contains forward-looking statements concerning our markets, our European heavy truck unit and our Fluid Power, Automotive and overall operating performance. These statements are subject to various risks and uncertainties, many of which are outside the company's control. The following factors could cause actual results to differ materially from those in the forward-looking statements: unanticipated changes in the markets for the Company's business segments, failure to implement integration and restructuring plans, unanticipated downturn in business relationships with customers or their purchases from us, competitive pressures on sales and pricing, increases in the cost of material and other production costs that cannot be recouped in product pricing and further deterioration of economic and financial conditions in the United States and around the world. We do not assume any obligation to update these forward-looking statements.

The financial results

The company's comparative financial results for the three and six months ended June 30, 2001 and 2000 follows:

Eaton Corporation

Comparative Financial Summary		Three months ended June 30			Six months ended June 30	
		2001	*2000*		*2001*	*2000*
(Millions except for per share data)						
Continuing operations						
Net sales		$ **1,871**	$ 2,169		$ **3,854**	$ 4,353
Income before income taxes		**74**	186		**178**	362
Income after income taxes		$ **49**	$ 123		$ **99**	$ 236
Income from discontinued operations			22			40
Net income		$ **49**	$ 145		$ **99**	$ 276
Net income per Common Share						
Assuming dilution						
Continuing operations		$ **0.69**	$ 1.66		$ **1.41**	$ 3.19
Discontinued operations			0.30			0.54
		$ **0.69**	$ 1.96		$ **1.41**	$ 3.73
Basic						
Continuing operations		$ **0.70**	$ 1.69		$ **1.43**	$ 3.23
Discontinued operations			0.30			0.55
		$ **0.70**	$ 1.99		$ **1.43**	$ 3.78
Average number of Common Shares outstanding						
Assuming dilution		**70.7**	74.1		**70.4**	74.0
Basic		**69.5**	73.2		**69.2**	73.1
Cash dividends paid per Common Share		$ **0.44**	$ 0.44		$ **0.88**	$ 0.88
Reconciliation of income from continuing operations to operating earnings from continuing operations						
Income from continuing operations		$ **49**	$ 123		$ **99**	$ 236
Excluding (after-tax)						
Unusual charges		**17**	7		**47**	12
Gain on sales of businesses					**(7)**	
Gain on sales of corporate assets			(7)			(14)
Operating earnings from continuing operations		$ **66**	$ 123		$ **139**	$ 234
Income from continuing operations per Common Share - assuming dilution		$ **0.69**	$ 1.66		$ **1.41**	$ 3.19
Per share impact of unusual items		**0.25**	(0.01)		**0.57**	(0.03)
Operating earnings per Common Share						
Continuing operations		**0.94**	1.65		**1.98**	3.16
Discontinued operations			0.30			0.54
		$ **0.94**	$ 1.95		$ **1.98**	$ 3.70
Cash operating earnings per Common Share						
Continuing operations		$ **1.22**	$ 1.92		$ **2.55**	$ 3.69
Discontinued operations			0.33			0.60
		$ **1.22**	$ 2.25		$ **2.55**	$ 4.29

See accompanying notes.

Eaton Corporation

Statements of Consolidated Income	Three months ended June 30		Six months ended June 30	
	2001	2000	**2001**	2000
(Millions except for per share data)				
Net sales	**$ 1,871**	$ 2,169	**$ 3,854**	$ 4,353
Costs & expenses				
Cost of products sold	**1,400**	1,564	**2,897**	3,145
Selling & administrative	**303**	334	**624**	674
Research & development	**53**	70	**121**	138
	1,756	1,968	**3,642**	3,957
Income from operations	**115**	201	**212**	396
Other income (expense)				
Interest expense - net	**(38)**	(45)	**(80)**	(89)
Gain on sales of businesses			**38**	
Other - net	**(3)**	30	**8**	55
	(41)	(15)	**(34)**	(34)
Income from continuing operations before income taxes	**74**	186	**178**	362
Income taxes	**25**	63	**79**	126
Income from continuing operations	**49**	123	**99**	236
Income from discontinued operations		22		40
Net income	**$ 49**	$ 145	**$ 99**	$ 276
Net income per Common Share				
Assuming dilution				
Continuing operations	**$ 0.69**	$ 1.66	**$ 1.41**	$ 3.19
Discontinued operations		0.30		0.54
	$ 0.69	$ 1.96	**$ 1.41**	$ 3.73
Basic				
Continuing operations	**$ 0.70**	$ 1.69	**$ 1.43**	$ 3.23
Discontinued operations		0.30		0.55
	$ 0.70	$ 1.99	**$ 1.43**	$ 3.78
Average number of Common Shares outstanding				
Assuming dilution	**70.7**	74.1	**70.4**	74.0
Basic	**69.5**	73.2	**69.2**	73.1
Cash dividends paid per Common Share	**$ 0.44**	$ 0.44	**$ 0.88**	$ 0.88

See accompanying notes.

Eaton Corporation

Condensed Consolidated Balance Sheets

	June 30, 2001	December 31, 2000
(Millions)		
Assets		
Current assets		
	$ 207	$ 126
	1,215	1,219
	781	872
	336	354
	2,539	2,571
Property, plant & equipment	2,105	2,274
Goodwill	1,922	2,026
Other intangible assets	552	556
Deferred income taxes & other assets	749	753
	$ 7,867	$ 8,180
Liabilities & Shareholders' Equity		
Current liabilities		
	$ 105	$ 557
	332	396
	165	199
	280	192
	786	763
	1,668	2,107
Long-term debt	2,544	2,447
Postretirement benefits other than pensions	677	679
Deferred income taxes & other liabilities	520	537
Shareholders' equity	2,458	2,410
	$ 7,867	$ 8,180

See accompanying notes.

Eaton Corporation

Business Segment Information

	Three months ended June 30		Six months ended June 30	
	2001	*2000*	**2001**	*2000*
(Millions)				
Net sales				
Automotive	$ **391**	$ 396	$ **776**	$ 803
Fluid Power	**656**	681	**1,329**	1,346
Industrial & Commercial Controls	**564**	604	**1,123**	1,183
Truck	**260**	405	**541**	848
Total ongoing operations	**1,871**	2,086	**3,769**	4,180
Divested operations		83	**85**	173
Total net sales	$ **1,871**	$ 2,169	$ **3,854**	$ 4,353
Operating profit				
Automotive	$ **55**	$ 63	$ **109**	$ 130
Fluid Power	**53**	69	**115**	136
Industrial & Commercial Controls	**49**	65	**99**	114
Truck	**(5)**	52	**(43)**	112
Total ongoing operations	**152**	249	**280**	492
Divested operations		2	**7**	8
Amortization of goodwill & other intangible assets	**(24)**	(25)	**(48)**	(48)
Interest expense - net	**(38)**	(45)	**(80)**	(89)
Gain on sales of businesses			**38**	
Corporate & other - net	**(16)**	5	**(19)**	(1)
Income from continuing operations before income taxes	**74**	186	**178**	362
Income taxes	**25**	63	**79**	126
Income from continuing operations	**49**	123	**99**	236
Income from discontinued operations		22		40
Net income	$ **49**	$ 145	$ **99**	$ 276

See accompanying notes.

Eaton Corporation

Notes to the Second Quarter 2001 Earnings Release
(All references to net income per Common Share assume dilution.)

Unusual Charges
Income was reduced by the following unusual charges (millions except for per share data):

	Three months ended June 30		Six months ended June 30	
	2001	2000	2001	2000
Operational restructuring charges				
Fluid Power	$ 7	$ 10	$ 14	$ 18
Industrial & Commercial Controls	4		4	
Truck	5		43	
Corporate	10		10	
Pretax	$ 26	$ 10	$ 71	$ 18
After-tax	$ 17	$ 7	$ 47	$ 12
Per Common Share	.25	.09	.67	.16

The operational restructuring charges were primarily associated with the restructuring of the Company's Truck business announced in the first quarter of 2001 and the ongoing integration of Aeroquip-Vickers. The corporate charge of $10 million related primarily to a binding arbitration award in connection with a contractual dispute over supply arrangements with a subsidiary of Eaton. The court action was initiated in February 1999 against Vickers Inc., part of Aeroquip-Vickers Inc., which was acquired by Eaton in April 1999.

The operational restructuring charges for 2001 and 2000 are included in the Statements of Consolidated Income in Income from operations and reduced operating profit of the related business segment. The $10 million corporate charge is included in the Statements of Consolidated Income in Other expense – net and in Business Segment Information in Corporate & other – net.

Gains on Sales of Businesses and Other Corporate Assets

During the first quarter of 2001, in separate transactions the Company sold the Vehicle Switch/Electronics Division (VS/ED) for $300 million and certain assets of the Truck business. The sales of these businesses resulted in a pretax gain of $38 million ($7 million after-tax, or $.10 per Common Share). In Business Segment Information, the operating results of VS/ED are included in divested operations for all periods presented.

Income for the second quarter of 2000 was increased by a net pretax gain on the sale of a corporate asset of $12 million ($7 million after-tax, or $.10 per Common Share). Income for the first half of 2000 was increased by a net pretax gain on the sales of corporate assets of $22 million ($14 million after-tax, or $.19 per Common Share). The gains in 2000 were included in the Statements of Consolidated Income in Other income - net and in Business Segment Information in Corporate and other - net.

Income Taxes

The effective income tax rate for the first half of 2001 was 44.3%. The higher rate in 2001 compared to the same period in 2000 was attributable to the tax effect of book/tax basis differences related to businesses sold in the first quarter of 2001, which increased tax expense by $18 million. Excluding the negative tax consequences of these transactions, the effective tax rate for the first half 2001 was 34.0% compared to 34.9% in 2000.

Discontinued Operations

The condensed consolidated financial statements present the semiconductor equipment operations as a discontinued operation. These operations were spun-off to Eaton shareholders on December 29, 2000.

Financial Presentation Changes
Certain amounts for prior years have been reclassified to conform to the current year presentation.